May 22, 2019

VIA EDGAR

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Diffusion Pharmaceuticals Inc.
Registration Statement on Form S-3 (File No. 333-231541)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Diffusion Pharmaceuticals Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 5:00 p.m. Eastern Time on May 22, 2019, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to David S. Rosenthal of Dechert LLP at (212) 698-3616, and that such effectiveness also be confirmed in writing. Thank you for your cooperation and attention to this matter.

Sincerely,

Diffusion Pharmaceuticals Inc.

By:	/s/ David Kalergis
Name:	David Kalergis
Title:	Chief Executive Officer

cc:	William Hornung, Diffusion Pharmaceuticals Inc. David S. Rosenthal, Dechert LLP